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1301 Avenue of the Americas
New York, NY 10019
telephone:  (212) 408-5100

November 16, 2015

VIA EDGAR U.S. Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, DC 20549

Re:	Adams Diversified Equity Fund, Inc. et. al (File No. 812-14300)

Ladies and Gentlemen:

On behalf of Adams Diversified Equity Fund, Inc. (formerly known as The Adams Express Company, “ADX”) and Adams Natural Resources Fund, Inc. (formerly known as Petroleum & Resources Corporation, and together with ADX, the “Applicants”), we submitted on April 22, 2014 an application, which was subsequently amended on September 12, 2015 and January 20, 2015, seeking an order under Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from Sections 18(d) and 23(a) and (b) of the Act, under Section 23(c)(3) of the Act for an exemption from Section 23(c) of the Act, and pursuant to Rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by Section 17(d) of the Act (the “Application”).

We are writing on behalf of the Applicants to respectfully request that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Application, and that the Commission take no further action with respect thereto.

If you have any further questions or need further information, please do not hesitate to contact the undersigned at 212-408-1092.

Very truly yours, /s/ Kevin C. Smith Kevin C. Smith

cc:	Lawrence L. Hooper, Jr.